Registration No. 333- 190006

As filed with the Securities and Exchange Commission on January 15, 2014

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-14

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

☐ PRE-EFFECTIVE AMENDMENT NO.

☑ POST-EFFECTIVE AMENDMENT NO. 1

JOHN HANCOCK VARIABLE INSURANCE TRUST
(Exact Name of Registrant as Specified in Charter)

601 Congress Street
Boston, Massachusetts 02210
(Address of Principal Executive Offices)

617-663-3000
(Registrant’s Area Code and Telephone Number)

Thomas M. Kinzler
Secretary
John Hancock Variable Insurance Trust
601 Congress Street
Boston, Massachusetts 02210
(Name and Address of Agent for Service)

Copies to:

Mark P. Goshko, Esq.
K&L Gates LLP
One Lincoln Street
Boston, Massachusetts 02111

Title of securities being registered: shares of beneficial interest ($.01 par value) of the Registrant.

Approximate date of proposed public offering: as soon as practicable after this Registration Statement becomes effective.

No filing fee is required because an indefinite number of shares of the Registrant have previously been registered pursuant to Section 24(f) under the Investment Company Act of 1940.

It is proposed that this filing become effective immediately upon filing pursuant to Rule 462(d) under the Securities Act of 1933.

JOHN HANCOCK VARIABLE INSURANCE TRUST

The sole purpose of this post-effective amendment is to file the final opinions of K&L Gates LLP on tax matters. Six of the eight reorganizations to which this Registration Statement relate are expected to qualify as tax-free reorganizations under Section 368(a) of the Internal Revenue Code of 1986, as amended. The other two reorganizations are not expected to qualify as tax-free reorganizations. None of the reorganizations, however, is expected to be a taxable event for federal income tax purposes for owners of variable contracts whose contract values are determined by investment in shares of the applicable acquired fund. Accordingly, three different types of tax opinions were delivered at the closing of the reorganizations: one addresses the tax-free reorganizations, the second relates to the taxable reorganizations, and the third discusses the tax treatment of variable contract holders. One opinion of each type of tax treatment is filed herein as an exhibit.

PART C
OTHER INFORMATION
Item 15. Indemnification

Sections 6.4 and 6.5 of the Agreement and Declaration of Trust of the Registrant provide that the Registrant shall indemnify each of its Trustees and officers against all liabilities, including, but not limited to, amounts paid in satisfaction of judgments, in compromise or as fines and penalties, and against all expenses, including, but not limited to, accountants and counsel fees, reasonably incurred in connection with the defense or disposition of any action, suit or other proceeding, whether civil or criminal, before any court or administrative or legislative body, in which such Trustee or officer may be or may have been involved as a party or otherwise or with which such person may be or may have been threatened, while in office or thereafter, by reason of being or having been such a Trustee or officer, except that indemnification shall not be provided if it shall have been finally adjudicated in a decision on the merits by the court or other body before which the proceeding was brought that such Trustee or officer (i) did not act in good faith in the reasonable belief that his or her action was in the best interests of the Registrant or (ii) is liable to the Registrant or its shareholders by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of such person’s office.

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 16. Exhibits

Exhibit Number	Description* * Unless otherwise stated, all filing references are to File No. 2-94157.

1(a)	Agreement and Declaration of Trust dated September 29, 1988 — previously filed as exhibit (1)(a) to post-effective amendment no. 31 filed on April 25, 1996, accession number 0000950135-96-001803.

1(b)
Establishment and Designation of Additional Class of Shares dated January 2, 2002 relating to Class A Shares and Class B Shares of beneficial interest previously filed as exhibit (a)(28) to post-effective amendment no. 84 filed on February 13, 2009, accession number 0000950135-09-000965.

1(c)
Redesignation of Class of Shares dated May 1, 2002 relating to Class A Shares and Class B Shares of beneficial interest previously filed as exhibit (a)(29) to post-effective amendment no. 84 filed on February 13, 2009, accession number 0000950135-09-000965.

1(d)
Establishment and Designation of Additional Series of Shares of Beneficial Interest dated May 1, 2003 relating to Natural Resources, Real Return Bond, Mid Cap Core, Large Cap Value, Quantitative All Cap, Emerging Growth, Special Value, and Small Cap Opportunities Trusts previously filed as exhibit (a)(32) to post-effective amendment no. 84 filed on February 13, 2009, accession number 0000950135-09-000965.

1(e)
Establishment and Designation of Additional Class of Shares dated July 1, 2003 relating to Class III Shares of beneficial interest previously filed as exhibit (a)(35) to post-effective amendment no. 84 filed on February 13, 2009, accession number 0000950135-09-000965.

1(f)
Establishment and Designation of Additional Series of Shares of Beneficial Interest dated May 1, 2004 relating to Small Company, Core Equity, Classic Value, Quantitative Value, U.S. Global Leaders Growth, and Strategic Income Trusts previously filed as exhibit (a)(38) to post-effective amendment no. 84 filed on February 13, 2009, accession number 0000950135-09-000965.

1(g)
Amendment dated January 1, 2005 to the Agreement and Declaration of Trust dated September 29, 1988 relating to Trust name change to John Hancock Trust previously filed as exhibit (a)(40) to post-effective amendment no. 84 filed on February 13, 2009, accession number 0000950135-09-000965.

1(h)
Establishment and Designation of Additional Class of Shares dated January 25, 2005 relating to Class NAV Shares of beneficial interest previously filed as exhibit (a)(41) to post-effective amendment no. 84 filed on February 13, 2009, accession number 0000950135-09-000965.

1(i)
Amendment dated April 29, 2005 to the Agreement and Declaration of Trust dated September 29, 1988 relating to amending and restating of Article IV, Section 4.1 previously filed as exhibit (a)(43) to post-effective amendment no. 84 filed on February 13, 2009, accession number 0000950135-09-000965.

1(j)
Amendment dated April 29, 2005 to the Agreement and Declaration of Trust dated September 29, 1988 relating to amending and restating of Article VII, Section 7.2 previously filed as exhibit (a)(44) to post-effective amendment no. 84 filed on February 13, 2009, accession number 0000950135-09-000965.

1(k)
Establishment and Designation of Additional Class of Shares dated April 29, 2005 relating to Class III Shares of beneficial interest previously filed as exhibit (a)(45) to post-effective amendment no. 84 filed on February 13, 2009, accession number 0000950135-09-000965.

1(l)
Establishment and Designation of Additional Series of Shares dated April 29, 2005 relating to Small Cap, International Opportunities, Core Bond, U.S. High Yield Bond, and Large Cap Trusts previously filed as exhibit (a)(46) to post-effective amendment no. 84 filed on February 13, 2009, accession number 0000950135-09-000965.

1(m)
Establishment and Designation of Additional Series of Shares of Beneficial Interest dated July 29, 2005 relating to American Bond Trust previously filed as exhibit (a)(49) to post-effective amendment no. 84 filed on February 13, 2009, accession number 0000950135-09-000965.

1(n)
Establishment and Designation of Additional Series of Shares of Beneficial Interest dated October 12, 2005 relating to Small Company Growth, Growth Opportunities, Value Opportunities, Vista, Intrinsic Value, Growth, U.S. Multi Sector, International Growth, Spectrum Income, and Value & Restructuring Trusts previously filed as exhibit (a)(50) to post-effective amendment no. 84 filed on February 13, 2009, accession number 0000950135-09-000965.

1(o)
Establishment and Designation of Additional Series of Shares of Beneficial Interest dated April 28, 2008 relating to Disciplined Diversification Trust, Capital Appreciation Value Trust, and Growth Equity Trust previously filed as exhibit (a)(63) to post-effective amendment no. 84 filed on February 13, 2009, accession number 0000950135-09-000965.

1(p)
Establishment and Designation of Additional Series of Shares of Beneficial Interest September 26, 2008 relating to BlackRock Global Allocation Trust, Alpha Opportunities Trust, and Smaller Company Growth Trust dated previously filed as exhibit (a)(67) to post-effective amendment no. 84 filed on February 13, 2009, accession number 0000950135-09-000965.

2(a)	Revised By-laws of the Trust dated June 30, 2006 previously filed as exhibit (b)(2) to post effective amendment no. 72 filed on February 13, 2007, accession number 0000950135-07-000767.

2(b)
Amendment dated December 13, 2006 to the By-laws of the Trust, dated June 30, 2006 previously filed as exhibit (b)(3) to post effective amendment no. 72 filed on February 13, 2007, accession number 0000950135-07-000767.

3	Not Applicable.

4	Form of Agreement and Plan of Reorganization, previously filed as Appendix A to the Proxy Statement/Prospectus filed with Form N-14 filed on July 18, 2013, accession number 0000898432-13-001031.

5	Included in Exhibits 1 and 2 hereto and in Specimen Share Certificate previously filed as exhibit (2) to post-effective amendment no. 38 filed September 17, 1997.

6(a)
Amended and Restated Advisory Agreement dated September 26, 2008 between John Hancock Variable Insurance Trust (formerly John Hancock Trust) and John Hancock Investment Management Services, LLC (the “Adviser) previously filed as exhibit (d)(1) to post-effective amendment no. 84 filed on February 13, 2009, accession number 0000950135-09-000965.

6(a)(1)
Chief Compliance Officer Services Agreement between the CCO, John Hancock Variable Insurance Trust (formerly John Hancock Trust), and John Hancock Investment Management Services, LLC dated October 10, 2008 previously filed as exhibit (d)(1)(A) to post-effective amendment no. 84 filed on February 13, 2009, accession number 0000950135-09-000965.

6(a)(2)
Amendment dated April 29, 2009 to Amended and Restated Advisory Agreement dated September 26, 2008 regarding Balanced Trust, Core Fundamental Holdings Trust, Core Global Diversification Trust, Core Allocation Trust, Core Balanced Trust, Core Disciplined Diversification Trust and International Index Trust, between John Hancock Trust and John Hancock Investment Management Services, LLC – previously filed as exhibit 99.(d)(1)(D) to post-effective amendment no. 88 filed on April 30, 2009, accession number 0000950135-09-003297.

6(b)
Subadvisory Agreement dated May 1, 2003 between the Adviser and John Hancock Asset Management a division of Manulife Asset Management (North America) Limited (formerly MFC Global Investment Management (U.S.A), Limited) previously filed as exhibit (d)(20) to post-effective amendment no. 84 filed on February 13, 2009, accession number 0000950135-09-000965.

6(b)(1)
Amendment dated October 29, 2007 to Subadvisory Agreement dated May 1, 2003 relating to American Fundamental Holdings Trust and American Global Diversification Trust, between the Adviser and John Hancock Asset Management a division of Manulife Asset Management (North America) Limited (formerly MFC Global Investment Management (U.S.A), Limited) previously filed as exhibit (d)(77) to post effective amendment no. 78 on February 13, 2008 accession number 0000950135-08-000895.

6(b)(2)
Amendment dated April 25, 2008 to the Subadvisory Agreement dated May 1, 2003 relating to Quantitative All Cap Trust, between the Adviser and John Hancock Asset Management a division of Manulife Asset Management (North America) Limited (formerly MFC Global Investment Management (U.S.A), Limited) previously filed as exhibit (d)(85) to post effective amendment no. 79 on April 16, 2008 accession number 0000950135-08-002555.

6(b)(3)
Amendment dated April 29, 2009 to Subadvisory Agreement dated May 1, 2003 relating to Core Fundamental Holdings Trust, Core Global Diversification Trust, Core Allocation Trust, Core Balanced Trust, Core Disciplined Diversification Trust and International Index Trust, between the Adviser and John Hancock Asset Management a division of Manulife Asset Management (North America) Limited (formerly MFC Global Investment Management (U.S.A), Limited) previously filed as exhibit 99.(d)(20)(Q) to post-effective amendment no. 88 filed on April 30, 2009, accession number 0000950135-09-003297.

6(b)(4)
Form of Amendment to the Subadvisory Agreement dated May 1, 2003 relating Smaller Company Growth Trust, between the Adviser and John Hancock Asset Management a division of Manulife Asset Management (North America) Limited (formerly MFC Global Investment Management (U.S.A), Limited) previously filed as exhibit (d)(20)(P) to post-effective amendment no. 84 filed on February 13, 2009, accession number 0000950135-09-000965.

6(b)(5)
Amendment dated January 1, 2011 to Subadvisory Agreement dated April 28, 2006 relating to compensation of the Subadviser, between the Adviser and John Hancock Asset Management a division of Manulife Asset Management (US) LLC previously filed as exhibit (d)(20)(W) to post-effective amendment no. 96 filed on April 26, 2011, accession number 0000950123-11-039158.

7(a)
Distribution Agreement dated January 1, 2002 as amended June 26, 2003 previously filed as exhibit (d)(1)(B) to post-effective amendment no. 84 filed on February 13, 2009, accession number 0000950135-09-000965.

7(b)
Amendment dated September 28, 2004 to Distribution Agreement dated January 1, 2002 as amended June 26, 2003 previously filed as exhibit (e)(2) to post-effective amendment no. 84 filed on February 13, 2009, accession number 0000950135-09-000965.

8	Not Applicable

9
Custodian Agreement dated September 26, 2008 between the Trust and State Street Bank and Trust Company previously filed as exhibit (g) to post-effective amendment no. 84 filed on February 13, 2009, accession number 0000950135-09-000965.

10(a)
Series I Shares Rule 12b-1 Plan (formerly Class A Shares) dated September 21, 2001, as amended April 4, 2002, June 26, 2003, April 1, 2004, December 13, 2004, June 23, 2005, September 23, 2005, December 13, 2005, March 30, 2006, March 23, 2007, September 28, 2007, June 27, 2008, and March 25, 2011 previously filed as exhibit (m) to post-effective amendment no. 93 filed on February 10, 2011, accession number 0000950123-11-011585.

10(a)(1)
Series II Shares Rule 12b-1 Plan (formerly Class B Shares) dated September 21, 2001, as amended April 4, 2002, June 26, 2003, April 1, 2004, December 13, 2004, June 23, 2005, September 23, 2005, December 13, 2005, March 30, 2006, March 23, 2007, September 28, 2007, June 27, 2008, and March 25, 2011previously filed as exhibit (m)(1) to post-effective amendment no. 93 filed on February 10, 2011, accession number 0000950123-11-011585.

10(a)(2)
Series III Shares Rule 12b-1 Plan dated March 23, 2007, as amended on September 28, 2007 and March 20, 2009 previously filed as exhibit (m)(2) to post-effective amendment no. 91 filed on April 28, 2010, accession number 0000950123-10-039304.

10(b)
Rule 18f-3 Plan dated September 21, 2001, as amended April 4, 2002, June 26, 2003, December 13, 2004, June 23, 2005, December 13, 2005, March 30, 2006, March 23, 2007, September 28, 2007, and March 25, 2008 previously filed as exhibit (n) to post-effective amendment no. 84 filed on February 13, 2009, accession number 0000950135-09-000965.

11
Opinion and Consent of K&L Gates LLP, regarding legality of issuance of shares and other matters, previously filed as exhibit (11) to Form N-14 filed on July 18, 2013, accession number 0000898432-13-001031.

12(a)	Tax Opinion of K&L Gates LLP for Tax-Free Reorganizations - Filed herewith.

12(b)	Tax Opinion of K&L Gates LLP for Taxable Reorganizations - Filed herewith.

12(c)	Tax Opinion of K&L Gates LLP for Tax Treatment of Contract Holders - Filed herewith.

13	Not Applicable.

14(a)	Consent of PricewaterhouseCoopers LLP, previously filed as exhibit (14) to Form N-14 filed on July 18, 2013, accession number 0000898432-13-001031.

15	Not Applicable

16	Powers of Attorney for all Trustees, previously filed as exhibit (16) to Form N-14 filed on July 18, 2013, accession number 0000898432-13-001031.

17	Annual Report of John Hancock Variable Insurance Trust dated December 31, 2012 — previously filed on Form N-CSR on March 6, 2013, accession no. 0001145443-13-000789.

Item 17. Undertakings

(a) The undersigned Registrant agrees that prior to any public reoffering of the securities registered through the use of a prospectus which is a part of this Registration Statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) of the Securities Act of 1933, the reoffering prospectus will contain the information called for by the applicable registration form for reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(b) The undersigned Registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as part of an amendment to the Registration Statement and will not be used until the amendment is effective, and that, in determining any liability under the Securities Act of 1933, each post-effective amendment shall be deemed to be a new registration statement for the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering of them.

Signatures

Pursuant to the requirements of the Securities Act of 1933, the Registrant, John Hancock Variable Insurance Trust, has duly caused this post-effective amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Boston, and Commonwealth of Massachusetts, on the 15th day of January 2014.

JOHN HANCOCK VARIABLE INSURANCE TRUST
(Registrant)
By:	/s/ Hugh McHaffie
Hugh McHaffie
President

Attest:

/s/ Betsy Anne Seel
  Betsy Anne Seel, Assistant Secretary

Pursuant to the requirements of the Securities Act of 1933, this post-effective amendment to the Registration Statement has been signed by the following persons in the capacities and on the date indicated.

/s/ Hugh McHaffie Hugh McHaffie	President (Chief Executive Officer)	** (Date)
/s/ Charles A. Rizzo Charles Rizzo	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	** (Date)
/s/ Charles L. Bardelis* Charles L. Bardelis	Trustee	** (Date)
/s/ James R. Boyle* James R. Boyle	Trustee	** (Date)
/s/ Craig Bromley* Craig Bromley	Trustee	** (Date)
/s/ Peter S. Burgess* Peter S. Burgess	Trustee	** (Date)
/s/ William H. Cunningham* William H. Cunningham	Trustee	** (Date)
/s/ Grace K. Fey* Grace K. Fey	Trustee	** (Date)
/s/ Theron S. Hoffman* Theron S. Hoffman	Trustee	** (Date)
/s/ Deborah C. Jackson* Deborah C. Jackson	Trustee	** (Date)
/s/ Hassell H. McClellan* Hassell H. McClellan	Trustee	** (Date)
/s/ James. M. Oates* James M. Oates	Trustee and Chairman	** (Date)
/s/ Steven R. Pruchansky* Steven R. Pruchansky	Trustee	** (Date)
/s/ Gregory A. Russo* Gregory A. Russo	Trustee	** (Date)

s/ Warren A. Thomson * Warren A. Thomson	Trustee	** (Date)

* By: /s/ Betsy Anne Seel
Betsy Anne Seel, Attorney-in-Fact
Pursuant to Powers of Attorney for all Trustees, previously filed as exhibit (16) to Form N-14 filed on July 18, 2013, accession number 0000898432-13-001031.

** January 15, 2014

JOHN HANCOCK VARIABLE INSURANCE TRUST
Index To Exhibits

Exhibit Number	Description of Exhibit
12(a)	Tax Opinion of K&L Gates LLP for Tax-Free Reorganizations.
12(b)	Tax Opinion of K&L Gates LLP for Taxable Reorganizations.
12(c)	Tax Opinion of K&L Gates LLP for Tax Treatment of Contract Holders.